UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Nuvel Holdings, Inc.

Full name of Registrant:

Former Name if Applicable:

 20 South Santa Cruz Avenue

Address of Principal Executive Office (Street and Number)

Los Gatos, California  95030

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the Registrant on Form 10-K for the year ending December 31, 2014 could not be filed by March 31, 2015 without unreasonable effort and expenses, because the Registrant’s accountant requires additional time to compile and verify the financial data required to be included in the annual report. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV

(1)        Name and telephone number of person to contact in regard to this notification

Richard Resnick	(469)	286-8869
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes     ☐        No     ☒

The 10-Q for the period ending June 30, 2014
The 10-Q for the period ending September 30, 2014

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes     ☐        No    ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**********

Nuvel Holdings, Inc.
(Name of Registrant as Specified in Charter)

NUVEL HOLDINGS, INC.

Date: March 31, 2015	By:	/s/ Jay Elliot
Jay Elliot, Chairman of the Board of Directors (Principal Executive Officer, Principal Accounting and Financial Officer)

Date: March 31, 2015	By:	/s/ Richard Resnick
Richard Resnick
Acting Chief Executive Officer (principal executive officer and principal financial and accounting officer)